FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

INTERNATIONAL TOWER HILL MINES LTD. (the “Issuer”)

Suite 1920 – 1188 West Hastings Street

Vancouver, B.C. V6E 4A2

Item 2.	Date of Material Change

November 5, 2009

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is November 5, 2009.  The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer reports that they have reached a Joint Venture agreement with Ocean Park Ventures Corp. on the Chisna Copper-Gold Project, Alaska.

Item 5.	Full Description of Material Change

The Issuer reports that it has entered into a Joint-Venture Agreement dated November 2, 2009 with Ocean Park Ventures Corp. (“OPV”) on the Chisna Copper/Gold Project located in the Hartman Mining District of South Central Alaska.  Pursuant to the JV Agreement, an Alaskan subsidiary of OPV (“Subco”) and Raven Gold Alaska Inc. (“Raven”), a subsidiary of the Issuer, will form a joint venture (the “JV”) for the purpose of exploring and developing the Chisna Project.

The Chisna Project consists of 646 State of Alaska unpatented lode mining claims currently held by Talon Gold Alaska, Inc. (“Talon”), a wholly owned subsidiary of the Issuer, which will be transferred to Raven.  The target area is part of a belt 65 kilometres long and 15 kilometres wide extending from Slate Creek (30 kilometres northeast of Paxson) to Slana on the Tok Cutoff Highway.  Access is via aircraft, or winter roads from the Tok Cutoff Highway near Slana.

Joint – Venture Agreement Background

The initial interests of Subco and Raven in the JV will be 51% and 49% respectively.  Raven’s initial contribution to the JV will be its interest in the Chisna Project.  Subco’s contribution to the JV will be funding for the JV totalling US $20,000,000 over five years, of which US $5,000,000 must be provided during the first year.  This first year amount is reduced to US $2,000,000 if, at any time during such year, the London PM gold fix price and the LME closing copper price are each below US $700/oz and US $1.70/lb, respectively, for a period of 10 consecutive trading days.  If Subco fails to fund any portion of the initial US $5,000,000 (or US $2,000,000 as applicable) in the first year, Raven will be entitled to terminate the JV and OPV and Subco will be jointly indebted to Raven for the difference between US $5,000,000 (or US $2,000,000 as applicable) and the amount actually funded.

Raven will be the operator of the JV during the first two years.  After two years, Subco will be entitled to assume the operatorship of the JV and to maintain operatorship until and unless it ceases to hold a majority interest in the JV.  Any work program proposed by the operator will be subject to approval by the five member JV management committee.  After Subco has completed its US $20,000,000 initial contribution, the JV participant with the greatest interest in the JV will be entitled to nominate three members of the management committee.

If Subco funds the entire US $20,000,000 within the five year period, it will have the option to acquire a further 19% interest in the JV by producing a positive bankable feasibility study in respect of the Chisna Project within five years after electing to exercise such option, and by funding any additional exploration required to produce such a study.  The feasibility study must support a mining operation at a minimum level of 300,000 ounces per year of gold equivalent production.

In consideration for the Issuer providing the resources for Raven to enter into the JV, OPV will issue 200,000 common shares to the Issuer following satisfaction of the conditions precedent to the formation of the JV and an additional 200,000 shares each anniversary thereafter, to a total of 1,000,000 shares, provided the JV is in good standing.

The formation of the JV, and the rights of OPV/Subco under the JV Agreement, are subject to a pre-emptive right in favour of AngloGold Ashanti (U.S.A.) Exploration Inc. (“AngloGold”).  Pursuant to an Asset Purchase and Sale and Indemnity Agreement (the “AngloGold Agreement”) dated for reference June 30, 2006 among AngloGold, the Issuer and Talon, AngloGold has the pre-emptive right to elect to enter into an agreement with the Issuer on the same terms as those of the JV Agreement.  AngloGold has 90 days to make such an election.  If AngloGold does not make this election within the 90 day period, or if it waives its pre-emptive right during such period, Subco and Raven will be able to proceed with the JV, and will be bound by the existing Indemnity and Pre-emptive Rights Agreement among AngloGold, the Issuer and Talon, as provided for in the AngloGold Agreement.  The principal effect of that agreement on the JV will be the indemnity provisions relating to the Chisna Project, and AngloGold will have no further pre-emptive right in respect of the Chisna Project.  The Issuer provided notice of the JV Agreement to AngloGold on November 3, 3009, and therefore the 90 day pre-emptive period expires on February 1, 2010.

The formation of the JV is subject to certain conditions precedent, including the waiver or non-exercise by AngloGold of its pre-emptive right, transfer of the Chisna Project claims to Raven, and the acceptance of the JV Agreement by the TSX Venture Exchange on behalf of OPV.

Figure 1:  Location of the Chisna Project, Alaska

Chisna Project Summary

The Chisna Project is located in South Central Alaska on the south side of the Alaska Range.  The project consists of a total of 35,370 hectares (87,400 acres) of State of Alaska mining claims in 5 blocks, owned 100% by the Issuer, and targets previously unrecognized copper-gold-silver porphyry-style mineralization in late Paleozoic rocks intruded by magmas of the Cretaceous Porphyry Belt (which also hosts the Pebble Gold-Copper Porphyry Deposit 600 kilometres to the southwest and the Orange Hill Copper-Molybdenum Porphyry Deposit to the southeast).

The Chisna project contains a number of grassroots surface discoveries made by the Issuer in 2006 and 2007 which were the focus of the most recent follow-up work by the Issuer in 2008 (see Issuer news releases 06-13, 07-17, 07-21, 07-30 and 08-23).

Cautionary Note Regarding Forward-Looking Statements

This material change report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, the potential funding by Ocean Park Ventures Corp. of US $20,000,000 in exploration expenditures at the Chisna project over the next 5 years, the potential for the preparation and delivery of a positive feasibility study identifying at least a 300,000 gold equivalent ounce per year mining operation at Chisna, business and financing plans and business trends, are forward-looking statements.  Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance (of either the Issuer or the joint venture on the Chisna property), and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Issuer or the joint venture may produce or plan to produce, the inability of Ocean Park Ventures Corp. to raise the necessary funding for its initial contribution to the joint venture, the joint venture’s inability to obtain any necessary permits, consents or authorizations required for its activities, the joint venture's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Issuer’s Annual Information Form filed with certain securities commissions in Canada and the Issuer’s annual report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Issuer and filed with the appropriate regulatory agencies.  All of the Issuer's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Issuer's mineral properties.

Cautionary Note Regarding Adjacent or Similar Mineral Properties

This material change report contains information with respect to adjacent or similar mineral properties in respect of which the Issuer has no interest or rights to explore or mine including, without limitation, the Pebble Deposit and the Orange Hill Deposit.  The Issuer advises US investors that the mining guidelines of the SEC set forth in the SEC’s Industry Guide 7 strictly prohibit information of this type in documents filed with the SEC.  The Issuer is exempt from the requirements of Industry Guide 7 pursuant to the Canada-U.S. Multi-Jurisdictional Disclosure System.  Readers are cautioned that the Issuer has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties, and any production therefore or economics with respect thereto, are not indicative of mineral deposits on the Issuer’s properties or the potential production from, or cost or economics of, any future mining of the Chisna Property.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Jeffrey A. Pontius, President & CEO

Business Telephone No.:  (303) 470-8700

Item 9.	Date of Report

November 5, 2009